Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2024 Financial Results

NANJING, China, August 6, 2024 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Highlights for the Second Quarter of 2024

•	Revenues from package tours in the second quarter of 2024 increased by 28.6% year-over-year to RMB89.8 million (US$12.4 million1).

•	Gross profit in the second quarter of 2024 increased by 29.1% year-over-year to RMB84.4 million (US$11.6 million).

•	Income from operations was RMB34.5 million (US$4.7 million) in the second quarter of 2024, compared to an income from operations of RMB6.8 million in the second quarter of 2023.

•	Net income was RMB43.0 million (US$5.9 million) in the second quarter of 2024, compared to a net income of RMB0.2 million in the second quarter of 2023.

"Tuniu continued to demonstrate steady growth in the second quarter of 2024, with revenues from packaged tours, our core business, increasing by 28.6% year-over-year." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "We also saw further improvement in our profitability with net income reaching a quarterly record high since our listing. This quarter, we continued to focus on our core business and products, further enhancing product quality and offerings in order to provide better services and travel experience for our customers. We also continued to adapt to changes in user shopping habits by strengthening our new media operations, in order to attract new customers through multiple channels to drive business growth. With the arrival of the summer season, Tuniu is well prepared to meet the opportunities and challenges ahead of us as we look forward to delivering strong value for our shareholders going forward."

Second Quarter 2024 Results

Net revenues were RMB116.9 million (US$16.1 million) in the second quarter of 2024, representing a year-over-year increase of 17.0% from the corresponding period in 2023.

•	Revenues from packaged tours were RMB89.8 million (US$12.4 million) in the second quarter of 2024, representing a year-over-year increase of 28.6% from the corresponding period in 2023. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB27.2 million (US$3.7 million) in the second quarter of 2024, representing a year-over-year decrease of 10.0% from the corresponding period in 2023. The decrease was primarily due to the decrease in commission fees received from other travel-related products and revenues generated from financial services.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2672 on June 28, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Cost of revenues was RMB32.5 million (US$4.5 million) in the second quarter of 2024, representing a year-over-year decrease of 5.8% from the corresponding period in 2023. As a percentage of net revenues, cost of revenues was 27.8% in the second quarter of 2024, compared to 34.6% in the corresponding period in 2023.

Gross profit was RMB84.4 million (US$11.6 million) in the second quarter of 2024, representing a year-over-year increase of 29.1% from the corresponding period in 2023.

Operating expenses were RMB49.9 million (US$6.9 million) in the second quarter of 2024, representing a year-over-year decrease of 14.9% from the corresponding period in 2023. Net gain on disposals of subsidiaries which was allocated to operating expenses, was RMB24.6 million (US$3.4 million) in the second quarter of 2024.

•	Research and product development expenses were RMB12.7 million (US$1.7 million) in the second quarter of 2024, representing a year-over-year decrease of 8.2%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 10.9% in the second quarter of 2024, decreasing from 13.8% as a percentage of net revenues in the corresponding period in 2023.

•	Sales and marketing expenses were RMB40.2 million (US$5.5 million) in the second quarter of 2024, representing a year-over-year increase of 61.5%. The increase was primarily due to the increase in promotion expenses and sales and marketing personnel related expenses. Sales and marketing expenses as a percentage of net revenues were 34.4% in the second quarter of 2024, increasing from 24.9% as a percentage of net revenues in the corresponding period in 2023.

•	General and administrative expenses were RMB21.7 million (US$3.0 million) in the second quarter of 2024, which was in line with general and administrative expenses in the second quarter of 2023. General and administrative expenses as a percentage of net revenues were 18.6% in the second quarter of 2024, decreasing from 21.8% as a percentage of net revenues in the corresponding period in 2023.

Income from operations was RMB34.5 million (US$4.7 million) in the second quarter of 2024, compared to an income from operations of RMB6.8 million in the second quarter of 2023. Non-GAAP2 income from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and net gain on disposals of subsidiaries, was RMB12.3 million (US$1.7 million) in the second quarter of 2024.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Net income was RMB43.0 million (US$5.9 million) in the second quarter of 2024, compared to a net income of RMB0.2 million in the second quarter of 2023. Non-GAAP net income, which excluded share-based compensation expenses, amortization of acquired intangible assets and net gain on disposals of subsidiaries, was RMB20.8 million (US$2.9 million) in the second quarter of 2024.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB43.0 million (US$5.9 million) in the second quarter of 2024, compared to a net income attributable to ordinary shareholders of Tuniu Corporation of RMB0.7 million in the second quarter of 2023. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets and net gain on disposals of subsidiaries, was RMB20.8 million (US$2.9 million) in the second quarter of 2024.

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.3 billion (US$176.0 million).

Business Outlook

For the third quarter of 2024, Tuniu expects to generate RMB183.5 million to RMB192.4 million of net revenues, which represents a 3% to 8% increase year-over-year compared with net revenues in the corresponding period in 2023. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In March 2024, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares representing ordinary shares. As of July 31, 2024, the Company had repurchased an aggregate of approximately 4.6 million ADSs for approximately US$4.1 million from the open market under the share repurchase program.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 6, 2024, (8:00 pm, Beijing/Hong Kong Time, on August 6, 2024) to discuss the second quarter 2024 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 2Q 2024 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through August 13, 2024. The dial-in details are as follows:

United States	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 9667429

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income from operations, net income, net income attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets and net gain on disposals of subsidiaries. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	378,989	652,819	89,831
Restricted cash	65,902	26,675	3,671
Short-term investments	777,890	599,682	82,519
Accounts receivable, net	41,633	54,863	7,549
Amounts due from related parties	9,515	503	69
Prepayments and other current assets	234,189	210,642	28,985
Total current assets	1,508,118	1,545,184	212,624

Non-current assets
Long-term investments	209,819	210,312	28,940
Property and equipment, net	57,479	54,567	7,509
Intangible assets, net	26,091	23,513	3,235
Land use right, net	90,529	89,498	12,315
Operating lease right-of-use assets, net	12,484	10,801	1,486
Other non-current assets	55,960	47,863	6,586
Total non-current assets	452,362	436,554	60,071
Total assets	1,960,480	1,981,738	272,695

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,277	36	5
Accounts and notes payable	317,104	366,052	50,370
Amounts due to related parties	6,405	8,724	1,200
Salary and welfare payable	21,401	19,750	2,718
Taxes payable	4,305	2,286	315
Advances from customers	270,197	223,609	30,770
Operating lease liabilities, current	2,709	3,297	454
Accrued expenses and other current liabilities	329,481	316,711	43,580
Total current liabilities	958,879	940,465	129,412

Non-current liabilities
Operating lease liabilities, non-current	5,348	3,556	489
Deferred tax liabilities	6,027	5,524	760
Long-term borrowings	10,395	-	-
Total non-current liabilities	21,770	9,080	1,249
Total liabilities	980,649	949,545	130,661

Redeemable noncontrolling interests	27,200	27,200	3,743

Equity
Ordinary shares	249	249	34
Less: Treasury stock	(285,983)	(311,052)	(42,802)
Additional paid-in capital	9,138,720	9,144,917	1,258,382
Accumulated other comprehensive income	305,416	311,751	42,898
Accumulated deficit	(8,127,552)	(8,070,619)	(1,110,554)
Total Tuniu Corporation shareholders’ equity	1,030,850	1,075,246	147,958
Noncontrolling interests	(78,219)	(70,253)	(9,667)
Total equity	952,631	1,004,993	138,291
Total liabilities, redeemable noncontrolling interests and equity	1,960,480	1,981,738	272,695

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Revenues
Packaged tours	69,793	82,951	89,782	12,354
Others	30,159	25,007	27,155	3,737
Net revenues	99,952	107,958	116,937	16,091
Cost of revenues	(34,547)	(25,913)	(32,530)	(4,476)
Gross profit	65,405	82,045	84,407	11,615

Operating expenses
Research and product development	(13,820)	(13,024)	(12,693)	(1,747)
Sales and marketing	(24,906)	(36,824)	(40,222)	(5,535)
General and administrative	(21,741)	(20,479)	(21,737)	(2,991)
Other operating income	1,841	582	24,735	3,404
Total operating expenses	(58,626)	(69,745)	(49,917)	(6,869)
Income from operations	6,779	12,300	34,490	4,746
Other income/(expenses)
Interest and investment income, net	7,122	10,041	8,221	1,131
Interest expense	(218)	(613)	(1,230)	(169)
Foreign exchange losses, net	(15,152)	(568)	(1,282)	(176)
Other income, net	1,820	1,279	1,822	251
Income before income tax expense	351	22,439	42,021	5,783
Income tax (loss)/benefit	(783)	64	(459)	(63)
Equity in income/(loss) of affiliates	653	(604)	1,438	198
Net income	221	21,899	43,000	5,918
Net (loss)/income attributable to noncontrolling interests	(437)	7,988	(22)	(3)
Net income attributable to ordinary shareholders of Tuniu Corporation	658	13,911	43,022	5,921

Net income	221	21,899	43,000	5,918
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	17,736	2,034	4,301	592
Comprehensive income	17,957	23,933	47,301	6,510

Net income per ordinary share attributable to ordinary shareholders - basic and diluted	0.00	0.04	0.12	0.02
Net income per ADS - basic and diluted*	0.00	0.12	0.36	0.06

Weighted average number of ordinary shares used in computing basic income per share	371,418,638	371,473,623	363,061,543	363,061,543
Weighted average number of ordinary shares used in computing diluted income per share	376,427,714	373,323,330	365,317,172	365,317,172

Share-based compensation expenses included are as follows：
Cost of revenues	54	65	65	9
Research and product development	54	65	65	9
Sales and marketing	28	31	31	4
General and administrative	4,383	4,830	1,429	197
Total	4,519	4,991	1,590	219

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands)

	Quarter Ended June 30, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Net gain on disposals of subsidiaries	Non-GAAP Result
Income from operations	34,490	1,590	828	(24,618)	12,290

Net income	43,000	1,590	828	(24,618)	20,800

Net income attributable to ordinary shareholders	43,022	1,590	828	(24,618)	20,822

	Quarter Ended March 31, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Net gain on disposals of subsidiaries	Non-GAAP Result
Income from operations	12,300	4,991	828	-	18,119

Net income	21,899	4,991	828	-	27,718

Net income attributable to ordinary shareholders	13,911	4,991	828	-	19,730

	Quarter Ended June 30, 2023
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Net gain on disposals of subsidiaries	Non-GAAP Result
Income from operations	6,779	4,519	828	-	12,126

Net income	221	4,519	828	-	5,568

Net income attributable to ordinary shareholders	658	4,519	828	-	6,005